FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding resolutions passed at 2020 first extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”);

2.	announcement regarding the changes in chairman, executive director, authorised representative and president of the Registrant; and

3.	a list of directors and their role and function of the Registrant;

Each made by the Registrant on March 6, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT 2020 FIRST EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that all  the  resolutions set out  in the  Notice  were  duly passed  by the shareholders by way of poll at the EGM held on 5 March 2020.

Reference is made to the notice of meeting of 2020  first extraordinary general meeting  (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 20 January 2020.  Unless otherwise stated, capitalised terms  used herein shall have  the same meanings  as those used in  the Notice.

The Board is pleased to announce that the EGM was held at 9:00 a.m. on 5 March 2020 at  the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street,  Xicheng  District,  Beijing,  the PRC and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders  and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules governing the listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong     Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. After election  by more than one     half of the Directors, Huang Jian (Director), presided over the Meeting  as  the  chairman  of  the  Meeting.

6 out of 12 directors of the Company attended the meeting. Shu Yinbiao (Chairman) and Wang Yongxiang (Director) were unable to attend the Meeting due to other work reasons. Zhang Xianzhi (Independent Non-executive Director), Guo Hongbo (Director), Cheng  Heng  (Director)  and  Lin  Chong (Director) were unable to attend the Meeting due to the reason for  taking epidemic prevention  and control measures. 1 out of 6 supervisors of the Company attended the meeting. Ye Xiangdong (Chairman of the Supervisory Committee), Zhang Mengjiao (Supervisor) and Zhang  Xiaojun (Supervisor) were unable to attend the Meeting due to other work reasons. Mu Xuan (Vice Chairman

of the Supervisory Committee) and Gu Jianguo (Supervisor) were unable to attend the Meeting due to   the reason for taking epidemic prevention and control measures. The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE EGM

As at the record date (i.e. 14 February 2020), there were  totally  15,698,093,359  shares  of  the  Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. Details of        the shareholders and their proxies who attended the EGM which are set out below:

1.	Number of Shareholders and proxies who attended the EGM (person(s))	37
	Of which: A Shares	32
	H Shares	5
2.	Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)	9,927,082,527
	Of which: A Shares	8,590,240,159
	H Shares	1,336,842,368
3	Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)	63.237505%
	Of which: A Shares (%)	54.721551%
	H Shares (%）	8.515954%

According to the Hong Kong Listing Rules, no shareholder was required to abstain from voting in connection with the proposals considered at the Meeting. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the  Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE EGM

As considered by Shareholders and their respective proxies attending the EGM,  relevant  resolutions were voted by way of a combination of on-site voting and  online voting.  The voting  results  of the  EGM are set out as follows:

No.	Details of the resolutions	Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
Ordinary Resolutions
1	To consider and approve the proposal regarding the change of part of the fundraising investment projects	A Shareholders	8,590,018,159	99.997416	222,000	0.002584	0	0.000000	Passed
		H Shareholders	1,335,794,601	99.921624	589,287	0.044080	458,480	0.034296
		All Shareholders	9,925,812,760	99.987209	811,287	0.008173	458,480	0.004618
2	To consider and approve the proposal regarding the election of a director of the Company	A Shareholders	8,589,506,487	99.991459	733,672	0.008541	0	0.000000	Passed
		H Shareholders	1,257,598,800	96.458597	45,857,048	3.517264	314,720	0.024139
		All Shareholders	9,847,105,287	99.525921	46,590,720	0.470898	314,720	0.003181
Special Resolution
3	To consider and approve the proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments	A Shareholders	8,588,085,764	99.974920	2,154,395	0.025080	0	0.000000	Passed
		H Shareholders	1,257,417,337	94.058759	79,038,311	5.912313	386,720	0.028928
		All Shareholders	9,845,503,101	99.178213	81,192,706	0.817891	386,720	0.003896

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 2 are ordinary resolutions and were passed by more than 50% of   the total number of shares carrying voting rights held by those who attended the EGM in person or by proxies.

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolution numbered 3 is special resolution and was passed by two-thirds or more of the    total number of shares carrying voting rights held by those who attended the EGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company  (Hong  Kong  Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The EGM was attended and witnessed by Mr Bian Hao and Ms Meng Rui, lawyers from Haiwen & Partners who had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the EGM of the Company,  the  eligibility  of  the  persons  attending the EGM and the voting procedures for the EGM were in compliance with the stipulations       of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 March 2020

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE CHANGES IN
CHAIRMAN, EXECUTIVE DIRECTOR,
AUTHORISED REPRESENTATIVE AND PRESIDENT

On account of work reason, Mr. Shu Yinbiao (the Chairman and executive Director) has recently tendered a written report to the board of directors of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) according to relevant regulations, resigning from his position as the Chairman and executive Director of the Company. At the same time, he will also cease to act as the Chairman of the Strategy Committee of the board of directors of the Company. The resignation report of Mr. Shu Yinbiao shall become effective from the date on which a new Chairman is elected by the board of directors of the Company.

On account of work reason, Mr. Zhao Keyu (the President) has recently tendered a written report to the board of directors of the Company according to the relevant regulations, resigning from his position as the President of the Company. The resignation of Mr. Zhao Keyu shall become effective from the date when a new President is elected by the board of directors of the Company.

Each of Mr. Shu Yinbiao and Mr. Zhao Keyu confirmed that there is no disagreement with the board of directors of the Company and the Company. They are not aware of any matter in relation to their resignation that needs to be brought to the attention of the shareholders of the Company.

The board of directors is satisfied with the hard and deligent work by Mr. Shu Yinbiao and Mr. Zhao Keyu during their term of tenure as the Chairman/executive Director, and the President of the Company, respectively and pays high regards to the contribution they made towards the development of the Company. It expresses its sincere gratitude to them.

On 5 March 2020, the “Resolution on election of the Chairman of the Company, the chairman of the Strategy Committee under the Board of Directors and the appointment of the Honorary Chairman” was considered and approved at the 26th meeting of the ninth session of the Board of Directors. Mr. Zhao Keyu (Director) was elected the Chairman of the Ninth Session of the Board of Directors and the chairman of the Strategy Committee under the Board of Directors of the Company. At the same time, Mr. Shu Yinbiao ceased acting as the authorised representative (within the meaning of the Rules Governing the Listing of

Securities on The Stock Exchange of Hong Kong Limited) of the Company. Mr. Zhao Keyu (Director) is appointed as the authorised representative of the Company in replacement of Mr. Shu Yinbiao.

Given the significant contributions Mr. Shu Yinbiao made to the Company during his term as the Chairman of the Company, Mr. Shu Yinbiao has been appointed as the honorary chairman of the Company since the date on which his resignation report took effect. Mr. Shu Yinbiao will continue to leverage his experience in strategic planning, operational excellence and corporate governance, and play an irreplaceable role in the Company’s optimized structure, transformational development, and technological innovation, and to make further contributions to the high-quality and sustainable development of the Company.

The 26th meeting of the ninth session of the Board of Directors of the Company also reviewed and approved the “Resolution on appointment of the general manager of the Company” and agreed to appoint Mr. Zhao Ping as the President of the Company.

The biographical details of Mr. Zhao are set out below:

ZHAO Ping, aged 57, is currently the President and the Deputy Party Secretary of Huaneng Power. He was deputy chief of the Production Technology Office of the Production Department in Huaneng International Power Development Corporation (“HIPDC”), assistant to the manager (director) of Huaneng Fuzhou Branch Company (Power Plant), deputy manager of the Production Department of HIPDC. He also served in the Company as the deputy manager of Safety and Production Department and of Development Planning Department; the manager of the International Corporation and Business Department and of Safety and Production Department; and as the Company’s deputy chief engineer, chief engineer and vice president. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a research fellow-grade senior engineer. He enjoys special government allowance of the State Council.

Save as disclosed above, as at the date of this announcement, Mr. Zhao (i) does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company; (ii) does not hold any other directorships in any public companies in the last three years; (iii) does not hold any other positions in the Company or any of its subsidiaries; and (iv) has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders of the Company in connection with the above appointment.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 March 2020

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc. are set out below:

Executive Director Zhao Keyu (Chairman) Non-executive Directors

Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors

Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

There are four Board specialized committees. The table below provides membership information of   these committees on which each Board member serves:

Board Committees Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Zhao Keyu	Chairman
Huang Jian	Member
Wang Yongxiang	Member
Mi Dabin				Member
Guo Hongbo			Member
Cheng Heng			Member
Lin Chong				Member
Yue Heng		Chairman	Member	Member
Xu Mengzhou		Member		Member
Liu Jizhen	Member	Member	Member	Chairman
Xu Haifeng	Member	Member	Member
Zhang Xianzhi		Member	Chairman	Member

Beijing, the PRC
6 March 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     March 6, 2020